UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32948

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SIGNAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 THROCKMORTON STREET
(No. and Street)

FORT WORTH	TEXAS	76102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CARLA WRIGHT 817-877-4256 EXT 201
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RHODES OSIEK PATYK & COMPANY, L.L.P.
(Name – *if individual, state last, first, middle name*)

2170 INTERSTATE 20	ARLINGTON	TEXAS	76017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JERRY SINGLETON _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
SIGNAL SECURITIES, INC. _____, as
of DECEMBER 31 _____, 20 16 ___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____


Signature

CHIEF EXECUTIVE OFFICER
Title

_____
Notary Public

MICHAEL C. MOYNIHAN
Notary Public, State of Texas
My Commission Expires
September 13, 2017

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Accountant's Report on Applying Agreed-upon Procedures Related to an Entity's SIPC Assessment Reconciliation
- ☑ (p) Schedule of Assessment and Payment to the Securities Investor Protection Corporation (SIPC) under rule 17a-5-4
- ☑ (q) Independent Accountant's Report on Exemption Report.
- ☑ (r) Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIGNAL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2016

Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Paula J. Hunkler
Lisa M. Wharton

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Signal Securities, Inc.:

We have audited the accompanying balance sheet of Signal Securities, Inc. as of December 31, 2016, and the related statements of income, stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Signal Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Rhodes Osiek Patyk & Company

February 20, 2017

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016 (NOTE 1)

ASSETS

CURRENT ASSETS:

Cash	$ 562,128
Restricted cash	1,556,353
Clearing deposit and money market	105,949
Receivable from dealers	141,532
Prepaid assets	7,381
Total current assets	2,373,343
PROPERTY AND EQUIPMENT, AT COST, net of depreciation (Note 2)	17,588
Total Assets	$ 2,390,931

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Accrued commissions	$ 448,175
Accounts payable and accrued liabilities (Note 3)	1,608,839
Total current liabilities	2,057,014

COMMITMENTS AND CONTINGENCIES (Note 7)

STOCKHOLDERS' EQUITY (Notes 5 and 6)

Common stock, par value $1 per share, 100,000 shares authorized, 25,000 shares issued and outstanding	25,000
Additional paid-in capital	79,226
Retained earnings	229,691
Total stockholders' equity	333,917
Total Liabilities And Stockholders' Equity	$ 2,390,931

The accompanying notes are an integral part
of these financial statements

SIGNAL SECURITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016 (NOTE 1)

REVENUES:

Commissions income	$	2,889,326
Management fee		2,174,637
Interest income		10,054
Other income		44,850
Total revenue		5,118,867

EXPENSES:

Commissions expense		3,757,031
Regulatory fees		19,361
Operating overhead (Note 3)		1,310,011
Clearing charges		15,152
Total expenses		5,101,555
NET INCOME (LOSS)	$	17,312

.

The accompanying notes are an integral part
of these financial statements

SIGNAL SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

| | Common Stock | | Additional Paid-in | Retained Earnings |
	Shares	Amount	Capital	(Deficit)
BALANCE AT DECEMBER 31, 2015	25,000	$25,000	$79,226	$ 262,379
NET INCOME (LOSS)	-	-	-	17,312
SHAREHOLDER DISTRIBUTIONS	-	-	-	(50,000)
BALANCE AT DECEMBER 31, 2016	25,000	$25,000	$79,226	$ 229,691

The accompanying notes are an integral part
of these financial statements

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2016

Liabilities subordinated to claims of general creditors as of December 31, 2015	$ 0
Liabilities paid off during the year	0
Liabilities subordinated to claims of general creditors as of December 31, 2016	$ 0

The accompanying notes are an integral part
of these financial statements

SIGNAL SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)	$ 17,312
Adjustment to reconcile net income to net cash provided by operating activities	
Depreciation expense	6,046
(Increase) in restricted cash	(1,271,028)
Decrease in receivable	10,241
Decrease in prepaid assets	2,526
Increase in accrued commission	9,131
Increase in accounts payable and accrued liabilities	1,273,590
NET CASH GENERATED FROM OPERATING ACTIVITIES	47,818

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of equipment	(6,326)
Increase in investments	(2,795)
NET CASH (UTILIZED) FROM INVESTING ACTIVITIES	(9,121)

CASH FLOWS FROM FINANCING ACTIVITIES:

Dividends Paid	(50,000)
NET CASH (UTILIZED) FROM FINANCING ACTIVITIES	(50,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(11,303)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	573,431
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 562,128

The accompanying notes are an integral part
of these financial statements

-6-

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

History and organization -

Signal Securities, Inc. (the Company) was incorporated on September 24, 1984, as a securities broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). From October 21, 1986, to September 9, 1988, the Company was dormant.

Accounting policies -

The financial statements of the Company have been prepared on an accrual basis in accordance with generally accepted accounting principles.

Cash and restricted cash and cash equivalents -

For purposes of the statement of cash flows, the Company considers all clearing deposits and money market accounts to be cash equivalents. Restricted cash represents monies held for the benefit of customers.

Property and equipment -

Property and equipment are carried at cost. The Company has a policy whereby property additions below a minimum amount are expensed as incurred. Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes based on the following useful lives.

Assets	Estimated Useful Lives
Machinery and Equipment	7 years
Furniture and Fixtures	7 years
Data Processing Equipment	5 years
Leasehold improvements	10 years

For federal income tax purposes, depreciation is computed using the modified accelerated cost recovery system. Expenditures for major renewals and betterment that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

U. S. Federal Income Taxes -

The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal income taxes on their respective shares of net income.

Advertising costs -

The advertising costs are expenses as incurred. Advertising costs for the year ended December 31, 2016 was $5,259.

Compensated absences -

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Receivables from dealers -

The Company uses the direct write off method for recording uncollectible receivables from dealers. Management has determined that the receivables from dealers are totally collectible.

Estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Marketable securities -

The Company records marketable securities at fair market value. Upon the sale of marketable securities, gain or loss is included in the income statement. Actual cost is used in computing gain or loss. Unrealized gain or loss on marketable securities has been included in other income in the statement of income.

(2)   PROPERTY AND EQUIPMENT:

Property and equipment are summarized by major classifications as follows:

Machinery and Equipment	$ 21,815
Furniture and Fixtures	29,204
Data Processing Equipment	79,350
Leasehold improvements	3,212
	133,581
Less accumulated depreciation	(115,993)
	$ 17,588

Depreciation expense for the year ended December 31, 2016, was $6,046.

(3)   PROFIT SHARING TRUST:

The Company maintains a defined contribution profit sharing plan and salary reduction plan for its employees. The Company elects to contribute annually a safe harbor contribution for all eligible participants under the plan. The Board of Directors elected a safe harbor contribution equal to 3% of eligible participant's total compensation. The Board of directors elected to make an additional discretionary profit sharing contribution in the amount of $25,656 for the year ended December 31, 2016. For the year ended December 31, 2016, the Company's discretionary and matching contribution to the trust totaled $52,102. Of this total, $52,102 is payable and is included in the accrued liabilities on the financial statements.

(4)   SUBSEQUENT EVENTS:

The Company evaluated subsequent events after the statement of financial position date of December 31, 2016 through February 20, 2017, which was the date the financial statements were issued, and concluded that no additional disclosures are required.

(5)   NET CAPITAL REQUIREMENTS:

The Company is subjected to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital. This rule requires a minimum net capital of $100,000 for brokers who participate in initial public offerings as part of the selling group. At December 31, 2016, the Company has net capital of $282,477, which is in excess of its required net capital.

(6)   FOCUS REPORT PART II DIFFERENCE:

Difference between the enclosed financial statements and the Company's December 31, 2016, Focus Report Part II are as follows:

	Per Enclosed Financial Statement	Per Focus	Difference
Cash	$ 2,224,430	$ 2,224,430	$ 0
Receivable from dealers and securities	141,532	67,517	74,015
Other current assets	7,381	0	7,381
Property and equipment, net	17,588	25,071	(7,483)
Accounts payable, accrued liabilities, expenses and other payables	2,057,014	1,997,802	(59,212)
Stockholder's Equity	333,917	319,216	(14,701)
			$ 0

(7)   COMMITMENTS AND CONTINGENCIES:

The Company leases its office space under an operating lease. The existing lease has term of 6 years with a commencement date of January 1, 2017. The lease will expire December 31, 2022.

The following is a schedule of future minimum rental payments required under this lease as of December 31, 2016:

Year Ending December 31	Amount
2017	$ 95,940
2018	95,940
2019	95,940
2020	101,270
2021	101,270
There after	101,270
	$ 591,630

The rent expense for the year ended December 31, 2016 was $98,395.

Curt H. Osiek
Michael A. Patyk
Paula J. Hunkler
Lisa M. Wharton

Independent Auditor's Report on
Supplementary Information Required by
SEC Rule 17A-5

We have audited the financial statements of Signal Securities, Inc. as of and for the year ended December 31, 2016 and our report thereon dated February 20, 2017, which expressed an unmodified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I Computation of Net Capital, Schedule II Computation for Determination of the Reserve Requirement and Schedule III Information Relating to Possession or Control on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards of the Public Company Accounting Oversight Board. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole, and in conformity with the rules of the Securities and Exchange Commission.

The schedule relating to the segregation requirements and funds in segregation for customers' regulated commodity futures accounts is not applicable for the Company.

Rhodes Osiek Patyk & Company

February 20, 2017

SIGNAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

SCHEDULE I

NET CAPITAL

TOTAL STOCKHOLDER'S EQUITY	$ 333,917
DEDUCTIONS	(50,502)
NET CAPITAL BEFORE HAIRCUTS	283,415
HAIRCUTS ON TRADING AND INVESTMENT SECURITIES	(938)
NET CAPITAL	$ 282,477

AGGREGATE INDEBTEDNESS

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$2,057,014
TOTAL AGGREGATE INDEBTEDNESS	$2,057,014

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

Greater of 6 2/3% of Aggregate Indebtedness	$ 137,134
or	
Minimum Dollar Net Capital	100,000
Minimum Net Capital Required	$ 137,134

Ratio:
Aggregate Indebtedness to Net Capital   7.28 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in
    Part II of Form X-17a-5 as of December 31, 2016)

Net Capital as Reported in Company's Part II Focus Report	$ 282,477
Adjustments	0
Net Capital Per Above	$ 282,477

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT
OF RULE 15c 3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
WITH RECONCILIATION WITH CORRESPONDING PART II OF
FINANCIAL OPERATIONAL COMBINED SINGLE REPORT (FOCUS)
AS OF DECEMBER 31, 2016

SCHEDULE II

Signal Securities, Inc. is registered as a broker-dealer under Rule 15c 3-1-(a)(1). Signal Securities, Inc. is exempt from SEC Rule 15c 3-3 under Section (K)(2)(ii).

Signal Securities, Inc. has not had any transactions during the year ending December 31, 2016, relating to the possession or control of securities for which Rule 15c 3-3 is applicable and due to the absence of such transactions, Rule 15c 3-3 does not apply. There were no transactions during the year that required a reserve computation to be made. No facts came to our attention to indicate that the exemption had not been complied with during the period since the last examination.

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c 3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

SCHEDULE III

Signal Securities, Inc. is registered as a broker-dealer under Rule 15c 3-1(a)(1). Signal Securities, Inc. is exempt from SEC Rule 15c 3-3 under Section (K)(2)(ii).

Signal Securities, Inc. has not had any transactions during the year ending December 31, 2016, relating to the possession or control of securities for which Rule 15c 3-3 is applicable and due to the absence of such transactions, Rule 15c 3-3 does not apply. No facts came to our attention to indicate that the exemption had not been complied with during the period since the last examination.

Rhodes Osiek Patyk & Company, L.L.P. · Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Paula J. Hunkler
Lisa M. Wharton

Independent Accountant's Report on Applying Agreed-Upon

Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of

Signal Securities, Inc.:

In accordance with Rule 17a -5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payment to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Signal Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Signal Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7T). Signal Securities, Inc.'s management is responsible for Signal Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC -7T with respective cash disbursement records entries noting no differences.
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2016 with the amounts reported in Form SIPC-7T for the year ended December 31, 2016 noting no differences.
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

2170 West Interstate 20 · Arlington, Texas 76017 · 817-274-1700 · FAX 817-261-0119

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used other than these specified parties.

Rhodes Osiek Patyk & Company

February 20, 2017

SIGNAL SECURITIES, INC.

SCHEDULE OF ASSESSMENT AND PAYMENT TO THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC) UNDER RULE 17a-5(e)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2016

GENERAL ASSESSMENT	$	1966
LESS PAYMENT MADE 7/15/16 WITH SIPC-6		(842)
ASSESSMENT BALANCE DUE	$	1,124
ASSESSMENT PAID WITH FORM SIPC-7T	$	1,124

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

	12/31/16
TOTAL REVENUE FOCUS LINE 12 PART 11A LINE 9	$ 5,118,867
TOTAL ADDITIONS	0

DEDUCTIONS:

Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance companies separate account, and from transactions in security futures products	4,312,340
Commissions, floor brokerage and clearance paid to other SIPC Members in connection with securities transactions	15,151
100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	1,131
Other revenue not related either directly or indirectly to the securities business	0
Greater of total interest and dividend expense or 40% of interest earned on customer securities accounts	4,021
TOTAL DEDUCTIONS	4,332,643
SIPC NET OPERATING REVENUE	$ 786,224
GENERAL ASSESSMENT @ .0025	$ 1966

Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Paula J. Hunkler
Lisa M. Wharton

Independent Registered Public Accounting Firm's Report on Exemption Report

To the Board of Directors of

Signal Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which 1) Signal Securities, Inc. identified the following provisions of 17 C.F.R. Rule 15c 3-3(k) under which Signal Securities, Inc. claimed an exemption from 17 C.F.R. Rule 240.15 3-3 (k)(2)(ii) and (k)(2)(i) and 2) Signal Securities, Inc. stated that Signal Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Signal Securities, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that Signal Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) and (k)(2)(i) of Rule 15c 3-3 under the Securities Exchange Act of 1934.

Rhodes Osiek Patyk & Company

Arlington, Texas

February 20, 2017

2170 West Interstate 20 • Arlington, Texas 76017 • 817-274-1700 • FAX 817-261-0119

SIGNAL SECURITIES, INC.

EXEMPTION REPORT FOR THE YEAR ENDED DECEMBER 31, 2016

Signal Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii):

As an introducing broker/dealer, the Company clears all transactions with and for customers on a fully disclosed basis with Hilltop Securities, Inc. (clearing firm). The Company promptly transmits all customer funds and securities to Hilltop Securities, Inc. which carries all of the accounts of such customers and maintains and preserves such books and records as are customarily made and kept by a clearing broker or dealer.

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i):

The Company provides comprehensive investments services to the general public, including both individual and institutional investors pursuant to direct selling arrangements with registered investment companies. Under these arrangements, the Company may receive customer funds for the purpose of the purchase of redeemable securities of registered investment companies. In order to evidence compliance with existing regulations, the Company maintains such books and records as are customarily made and kept pursuant to 17 C.F.R.§240.15c3-3(k)(2)(i). In addition, the Company effectuates all financial transactions pertaining to the settlement of limited partnership and REIT trades on the secondary market through a bank account designated as "Special Account for the Exclusive Benefit of Customers" pursuant to 17 C.F.R. §240.15c3-3 (k)(2)(i).

To the best of its knowledge and belief, the Company believes that it met the provisions of the above exemptions during the fiscal year 2016 without exception.

Signal Securities, Inc.

I, Carla Wright, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Carla Wright

Title: Chief Financial Officer

Date: 2/20/17



Signal
SECURITIES
Our significance is you.

SIGNAL SECURITIES, INC.

EXEMPTION REPORT FOR THE YEAR ENDED DECEMBER 31, 2016

Signal Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii):

As an introducing broker/dealer, the Company clears all transactions with and for customers on a fully disclosed basis with Hilltop Securities, Inc. (clearing firm). The Company promptly transmits all customer funds and securities to Hilltop Securities, Inc. which carries all of the accounts of such customers and maintains and preserves such books and records as are customarily made and kept by a clearing broker or dealer.

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i):

The Company provides comprehensive investments services to the general public, including both individual and institutional investors pursuant to direct selling arrangements with registered investment companies. Under these arrangements, the Company may receive customer funds for the purpose of the purchase of redeemable securities of registered investment companies. In order to evidence compliance with existing regulations, the Company maintains such books and records as are customarily made and kept pursuant to 17 C.F.R.§240.15c3-3(k)(2)(i). In addition, the Company effectuates all financial transactions pertaining to the settlement of limited partnership and REIT trades on the secondary market through a bank account designated as "Special Account for the Exclusive Benefit of Customers" pursuant to 17 C.F.R. §240.15c3-3 (k)(2)(i).

To the best of its knowledge and belief, the Company believes that it met the provisions of the above exemptions during the fiscal year 2016 without exception.

Signal Securities, Inc.

I, Carla Wright, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Carla Wright   Title: Chief Financial Officer
Date: 2/20/17

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www.signalsecurities.com
Signal Securities, Inc. 700 Throckmorton Street Fort Worth, Texas 76102
(817)-877-4256